UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 0-51005

PANTHERA EXPLORATION INC.

Translation of registrant’s name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibits

99.1	News Release – February 10, 2010 – New Board Appointment
99.2	Material Change Report – February 10, 2010 – New Board Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANTHERA EXPLORATION INC.

(Registrant)

By:

/s/ Bruce Winfield

Bruce Winfield

President and Chief Executive Officer

Date: March 9, 2010

EXHIBIT 99.1

Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange    PNX

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC        PNXLF

www.pantheraexploration.com • info@pantheraexploration.com                                                                                                                                                                                                                                                                      Frankfurt      WKN A0RK7E

NEWS RELEASE – February 10, 2010

Panthera Announces New Board Appointment

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that Mr. David Horton, B.Comm., M.B.A., has been appointed to the Board of Directors.

Mr. Horton's experience includes 19 years with Canaccord Capital Corp., where he held the position of Senior Vice President Corporate Finance. His position on the Board adds a broader third party financial dimension to Panthera through the many areas of his professional involvement in structuring, advising and financing numerous public companies.

Concurrent with this appointment, the Company has accepted Mr. Jerry Minni’s resignation from the Board. The company wishes to thank Mr Minni for his valuable input to Panthera’s development.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.  2010

EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

February 10, 2010

3.

Press Release

The press release was released on February 10, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

The Issuer has appointed Mr. David J. Horton to the Board of Directors.  The Issuer has also accepted the resignation of Mr. Jerry Minni from the Board of Directors.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that Mr. David Horton, B.Comm., M.B.A., has been appointed to the Board of Directors.

Mr. Horton's experience includes 19 years with Canaccord Capital Corp., where he held the position of Senior Vice President Corporate Finance. His position on the Board adds a broader third party financial dimension to Panthera through the many areas of his professional involvement in structuring, advising and financing numerous public companies.

Concurrent with this appointment, the Company has accepted Mr. Jerry Minni’s resignation from the Board. The company wishes to thank Mr Minni for his valuable input to Panthera’s development.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Bruce Winfield, President and CEO

Phone: (604) 687-1828

9.

Date of Report

February 10, 2010.